Citigroup Center
153 East 53rd Street
New York, New York 10022-4611

Christopher Kitchen
To Call Writer Directly:	212 446-4800	Facsimile:
212 446-4988		212 446-4900
ckitchen@kirkland.com	www.kirkland.com	Dir. Fax: 212 446-4900
August 22, 2008
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Re:	Clearwire Corporation Preliminary Proxy Statement on Schedule 14A
Ladies and Gentlemen:
     On behalf of New Clearwire Corporation, a Delaware corporation, transmitted herewith for electronic filing pursuant to Regulation S-T and the Securities Act of 1933, as amended, is a Preliminary Proxy Statement on Schedule 14A. The filing has been effected through the Securities and Exchange Commission’s EDGAR electronic filing system.
     Filing fees in the amount of $63,724.24 have previously been paid to the SEC’s lockbox at the Mellon Bank by New Clearwire Corporation.
     If you have any questions regarding the matters described herein, please telephone the undersigned at (212) 446-4988 or Joshua N. Korff of this office at (212) 446-4943.
Very truly yours,
/s/ Christopher Kitchen
Christopher Kitchen
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